®	IDT Corporation 520 Broad Street Newark, NJ 07102 P (973) 438-4800 F (973) 438-1503

Shmuel Jonas
Chief Executive Officer

November 28, 2016

VIA EDGAR AND BY FACSIMILE NO. (202) 772-9205

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Larry M. Spirgel Assistant Director

Re:	IDT Corporation Form 10-K for the Fiscal Year Ended July 31, 2016 Filed October 14, 2016 File No. 001-16371

Ladies and Gentlemen:

Set forth below are the responses of IDT Corporation (the “Company”) to the information requests set forth in the letter dated November 17, 2016 of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in connection with the Company’s Form 10-K for the Fiscal Year Ended July 31, 2016, filed with the Commission on October 14, 2016.

For your convenience, we have reprinted the Staff’s requests below prior to the corresponding Company responses.

Notes to Consolidated Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies, pages F-10 and F-11

1.	Please tell us how you determined that you were not the primary beneficiary of Cornerstone Pharmaceuticals, Inc. (“Cornerstone”) which is a variable interest entity (“VIE”). We note you disclose the Company does not have the power to direct the activities of Cornerstone that most significantly impact Cornerstone’s economic performance, although your Chairman of the Board was appointed Cornerstone’s Chairman of the Board in April 2016, and the Company and its subsidiaries has provided significant financing for Cornerstone’s operations. In your response, please refer to ASC 810-10-15-4, ASC 810-10-15-14, and 810-10-25-38A through 38J.

IDT Corporation

November 28, 2016

Also, please tell us and disclose if you have early adopted ASU 2015-2, Consolidation (Topic 810), Amendments to Consolidation Guidance, in your determination of the primary beneficiary for this VIE.

Response:

In January 2016, pursuant to a Subscription and Loan Agreement, IDT made an initial investment of $500,000 in convertible promissory notes of Cornerstone. On April 13, 2016, IDT and Cornerstone entered into the First Global Amendment to Loan Documents (“Amendment”). Pursuant to the Amendment, IDT purchased an additional $1,500,000 in convertible promissory notes of Cornerstone, for a cumulative investment of $2,000,000 to the date of the Amendment. In connection with the Amendment and the additional investment, IDT received proxies (the “Proxy”) from two of Cornerstone’s significant stockholders (the “Other Stockholders”), which enable IDT to exercise the voting rights of the Cornerstone equity owned by such Other Stockholders in order to veto any IPO, other equity or debt financing, sale of assets or change in control, as well as any expansion of the board of directors. IDT held the rights under the Proxy as of IDT’s July 31, 2016 year end. Additionally, as of July 31, 2016, Howard Jonas beneficially owned approximately 2% of Cornerstone’s common stock and served as Chairman of the Cornerstone Board, representing one out of five seats on Cornerstone’s Board of Directors.

We analyzed our investment in Cornerstone at July 31, 2016 and noted that this transaction is within the scope of ASC 810 Consolidation and subject to the consolidation provision of this topic per ASC 810-10-15-4.

We also noted that our investment represents a variable interest in Cornerstone. Per ASC 810-10-15-14, we believe that Cornerstone is a variable interest entity as its total equity investment at risk is not sufficient to permit Cornerstone to finance its activities without additional subordinated financial support.

In accordance with ASC 810-10-25-38A (a), we assessed whether IDT and Howard Jonas have the power to direct the activities of Cornerstone that most significantly impact the economic performance of Cornerstone.

Cornerstone is a clinical stage, oncology-focused, pharmaceutical company committed to the development and commercialization of therapies targeting cancer metabolism that exploit the metabolic differences between normal cells and cancer cells. Cornerstone is in the research and development stage, and the activities that most significantly impact its economic performance are the research, testing, clinical trials and other research related activities.

IDT Corporation

November 28, 2016

At July 31, 2016, the Proxy rights held by IDT did not extend to allow IDT to have power over the research activities conducted by Cornerstone, but rather were designed to protect IDT’s investment from unfavorable equity or debt financing, or a change in control. The right to approve certain financing or fundamental transactions does not allow IDT to make or control operational decisions. Operational decisions are made by Cornerstone’s management under the oversight and direction of its Board of Directors. We considered the fact that Howard Jonas, the Chairman of IDT, served as Chairman of the Board of Directors of Cornerstone, and noted that, while this enables Howard Jonas to have some influence in decisions of the Cornerstone Board, Mr. Jonas has only one vote out of five. Decisions of the Cornerstone Board are taken by a majority of the members voting and Mr. Jonas’ position as Chairman of the Board does not grant him any additional voting or veto rights relative to decisions of the Cornerstone Board. We also noted that the power to direct the activities of Cornerstone that most significantly impact the economic performance of Cornerstone are not made by the Board, but rather by the company’s management, subject to the Board’s oversight and direction.

Therefore, we concluded that, at July 31, 2016, IDT did not have the power to direct the activities of Cornerstone that most significantly impact the economic performance of Cornerstone, and therefore, IDT is not the primary beneficiary of Cornerstone. Accordingly, at July 31, 2016, IDT did not consolidate Cornerstone, and the investment in Cornerstone was reported as a long-term investment.

Following the entry into the Amendment and the additional investment made in Q1 Fiscal 2017, the Proxy was amended to allow IDT, in addition to the abovementioned rights, to exercise the voting power of Cornerstone equity interests owned by the Other Stockholders in order to effect any positive or negative action that IDT determines is to the benefit of Cornerstone, provided that the majority stockholder of Cornerstone shall be consulted on major decisions, subject to certain restrictions, as described above. The agreements with Cornerstone and the Other Stockholders do not grant IDT the right to appoint a majority of Cornerstone’s Board of Directors and, in fact, require IDT to vote for designees of other parties for the Cornerstone Board. Also, following the additional investment made in Q1 Fiscal 2017, IDT has the right to designate two directors of the Board of Directors of Cornerstone, which consists of seven directors. As part of this assessment we noted the following:

IDT and Howard Jonas have some high-level influence, as an investor and Chairman of the Board, respectively, over the direction that Cornerstone takes, but there are significant limitations on the ability to actually make or force decisions and limited influence on actual operational decisions. The research, testing, clinical trials and other research related activities, are the activities that most significantly impact the economic performance of Cornerstone. Directing or effecting these activities requires extensive and highly specialized hematology and oncology experience. Howard Jonas does not have this experience or any pharmaceutical or medical background, and thus, members of the Cornerstone Board and management with the relevant experience, as a practical matter, have greater influence on the decisions taken.

IDT Corporation

November 28, 2016

While IDT’s rights under the Proxy (as amended) are drafted broadly, applicable law provides that stockholders of Delaware corporations do not have any direct role in, or control over, operational decisions.  Stockholders have rights defined by law, but those rights are limited.  Operational decisions are to be made by management under the oversight and direction of the board of directors.  Stockholders can vote on the makeup of a board of directors (which, in the case of Cornerstone, are impacted by relevant agreements, which do not give IDT the right to appoint a majority of the Board members), but stockholders do not have the power to direct operational decisions.

Other agreements give IDT specific approval rights over certain major decisions and some oversight over budgets and spending – expressly subject to influence from management and always subject to oversight by the Cornerstone Board of Directors.  These rights do not give IDT affirmative power to cause Cornerstone to take actions or any direction.

While Howard Jonas, in his capacity as Chairman of the Board of Cornerstone, provides high-level guidance, Cornerstone has active management with significant industry experience, and those professionals are responsible for decisions regarding research, testing and other operational matters. As noted above, Howard Jonas does not have hematology and oncology experience, nor a pharmaceutical or medical background, which is required to manage Cornerstone’s research activities and thus cannot, as a practical matter, direct those key operational decisions.

Under the amended Proxy, in the third year following the closing of the investment of the full $10 million contemplated by the agreements (the “Second Closing”), to the extent that it is in the control of IDT and the Cornerstone stockholders party to the amended proxy, IDT will have rights to direct the day-to-day management of the Company directly or via designees, subject to the consultation requirements with the Other Stockholders. We considered these rights and we not believe that these rights give IDT any additional rights at the current time. We don’t believe that there is any impact on current control due to the change in rights that will, if the conditions therefor are satisfied, take place in two years. Also, while the Proxy rights do not terminate upon an IPO, as a practical matter, we would anticipate that, as part of an IPO process, and the conversion of preferred stock to common stock, if converted upon such IPO, instruments such as the Proxy would be terminated.

Based on the legal rights of IDT and Howard Jonas, we concluded that, following the Second Closing, IDT and Howard Jonas, individually and as a group, do not have the power to direct the activities of Cornerstone that most significantly impact the economic performance of Cornerstone.

IDT Corporation

November 28, 2016

We did not early adopt ASU 2015-2, Consolidation (Topic 810) Amendments to Consolidation Guidance. We adopted this amendment on August 1, 2016, and therefore this amendment did not affect our analysis as of July 31, 2016. We considered the impact of this amendment on this transaction for Q1 2017 and we do not believe that it impacts the conclusion.

2.	Please tell us and disclose the terms of the warrants issued to purchase shares of capital stock of Cornerstone representing up to 56% of the then issued and outstanding capital stock of Cornerstone, on an as-converted and fully diluted basis. Further tell us how you considered these warrants in your conclusion that you are not the primary beneficiary of Cornerstone.

Response:

At the Second Closing in September 2016, Cornerstone issued to IDT a warrant to purchase up to that number of shares of capital stock of Cornerstone that will represent, fifty-six percent (56%) of the then issued and outstanding capital stock of Cornerstone, on an as-converted and fully diluted basis (the “Warrant”). The exercise price of the Warrant is the lower of 70% of the price sold in an equity financing, and $1.25 per share, subject to certain adjustments. We consider the exercise price to be substantive. The minimum initial and subsequent exercises of the Warrant are required to be for such number of shares that will result in at least $5,000,000 of gross proceeds to Cornerstone, or such lesser amount as represents five percent (5%) of the outstanding capital stock of Cornerstone, or if lower, the total portion of the Warrant that then remains unexercised.

If the Warrant were exercised in full at a $1.25 exercise price (which would be the price if exercised at the current time), IDT would receive 112 million shares of common stock (or preferred stock that convert into such number of shares of common stock) of Cornerstone and IDT would need to pay an aggregate exercise price of approximately $140 million. Any such exercise would likely require IDT to raise a significant portion of the exercise price from outside sources, and currently the likelihood of such exercise in the next 24 months is highly uncertain. Because the exercise would involve the expenditure of a very substantial sum and the need to raise capital, we did not consider the Warrant to have a significant impact on our analysis of primary beneficiary determination at July 31, 2016.

IDT Corporation

November 28, 2016

3.	We note your statement on page F-11 that, at July 31, 2016, the Company’s maximum exposure to loss as a result of its involvement with Cornerstone was its $2.0 million investment, since there were no other arrangements, events or circumstances that could expose the Company to additional loss. Your representation is unclear to us in view of the following:

●	your $8 million funding in August and September 2016;

●	the warrants you received to purchase Cornerstone shares; and

●	your intentions to fund additional cash investments in Cornerstone in fiscal 2017, as disclosed on page 41.

Please explain or revise your disclosures.

Response:

As of July 31, 2016, IDT’s investment in Cornerstone was $2 million. While IDT had the right, subject to further due diligence and negotiations, to increase its investment, it had no legal obligation or commitment to make any further investments. Therefore, the maximum loss at July 31, 2016 was the $2 million investment that was made.

Subsequent to year end, in August and September 2016, IDT approved and made an additional $8 million investment, which only then increased our maximum exposure to loss to $10 million.

The Warrant was received in September 2016, and did not impact our exposure to loss at July 31, 2016. Further, the Warrant provides a right for additional investment, but no obligation, therefore, we believe that the Warrant does not increase our loss exposure.

Finally, our intentions at July 31, 2016, do not increase our loss exposure, until a legal obligation to provide funding is created. As noted above, at July 31, 2016, we had no legal obligation or commitment to provide any further funding. Our intentions at July 31, 2016 were subject to further due diligence and negotiations, and did not constitute an exposure to loss. Further, the disclosed current intent is subject to a number of factors, including, most significantly, the progress that Cornerstone makes in its research and development. Should there be insufficient progress or a lack of positive indications from the activities, IDT’s position may very well change. As it is under no legal obligation, an intent that is subject to change in IDT’s sole discretion should not impact its loss exposure until an investment or commitment is made.

Closing Comments:

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

IDT Corporation

November 28, 2016

Response:

We hereby acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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IDT Corporation

November 28, 2016

Thank you for your assistance in this matter. Please feel free to contact me at (973) 438-1000 if you have any questions regarding this matter.

Respectfully submitted,

IDT Corporation

By:	/s/ Shmuel Jonas
Shmuel Jonas
Chief Executive Officer